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                                 netValue, Inc.
                                1960 Bronson Road
                                  Building Two
                               Fairfield, CT 06430


                                   August 24, 1998



VIA FACSIMILE (202) 942-9648
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AND FIRST-CLASS, U.S. MAIL
--------------------------

Mr. H. Christopher Owings
United States Securities and
   Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, DC 20549

         RE:      NETVALUE, INC.
                  Amendment No. 3 to Form S-1 Filed August 13, 1998 File Number 333-43443
                  ---------------------

Dear Mr. Owings:

         netValue, inc. (the "Company"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Commission consent to the withdrawal of its Registration Statement on Form S-1, as amended, which was filed on August 13, 1998. The Company has determined not to proceed with the initial public offering of its Common Stock at this time.

         The undersigned requests copies of any Order entered by the Commission with respect to this request for withdrawal.

                                         Very truly yours,

                                         /s/ R. Scott Wills

                                         R. Scott Wills
                                         President and Chief Executive Officer